SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	April 15, 2009 Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
STAR CHOICE BECOMES SHAW DIRECT
Providing Customers Coast to Coast with More Choice in Entertainment
Calgary, Alberta (April 15, 2009) – Shaw Communications Inc. announced today that Star Choice, the direct to home satellite subsidiary of Shaw, has been renamed Shaw Direct. The move builds upon the extension of the brand in 2007 to include the divisions of Shaw Tracking, Shaw Business Solutions and Shaw Broadcast Services.
“The renaming of Star Choice to Shaw Direct allows us to continue to offer our customers the same outstanding service while aligning all of our product and service offerings under one single brand,” said Peter Bissonnette, President, Shaw Communications Inc. “This will help us strengthen the Shaw name from coast to coast.”
Customers can still contact Shaw Direct through the existing website, phone numbers and email addresses, which will all be automatically redirected.
For more information on Shaw Direct, visit SHAWDIRECT.CA.
About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including 1.6 million Internet and 700,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca